SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. ___)*

MEDPRO SAFETY PRODUCTS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

58504M100
(CUSIP Number)

Vision Capital Advisors, LLC
20 West 55th Street, 5th Floor
New York, NY 10019
Attention: James Murray

Tel:  212.849.8237
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 2, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.:  N/A

NAME OF REPORTING PERSON

1.	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Adam Benowitz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	7	SOLE VOTING POWER - 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER - 30,527,075*
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER - 30,527,075*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,527,075*

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

73.1%*

14	TYPE OF REPORTING PERSON

IN

* As of August 12, 2010 (the date of filing of this Schedule 13D).

Page 2 of 11 Pages

CUSIP No.:  N/A

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vision Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER - 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER - 30,527,075*
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER - 30,527,075*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,527,075*

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

73.1%*

14	TYPE OF REPORTING PERSON

IA

* As of August 12, 2010 (the date of filing of this Schedule 13D).

Page 3 of 11 Pages

CUSIP No.:  N/A

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vision Opportunity Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF	7	SOLE VOTING POWER - 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER - See Item 5
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER - See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14	TYPE OF REPORTING PERSON

CO

Page 4 of 11 Pages

CUSIP No.:  N/A

NAME OF REPORTING PERSON

1.	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vision Capital Advantage Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER - 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER - See Item 5
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER - See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14	TYPE OF REPORTING PERSON

PN

Page 5 of 11 Pages

CUSIP No.:  N/A

NAME OF REPORTING PERSON

1.	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

VCAF GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER - 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER - See Item 5
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER - See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14	TYPE OF REPORTING PERSON

OO

Page 6 of 11 Pages

EXPLANATORY NOTE

This Statement on Schedule 13D (this “Statement”) reflects, that as of August 2, 2010, the Reporting Persons are disclosing their beneficial ownership in MedPro Safety Products, Inc. on Schedule 13D instead of Schedule 13G.

ITEM 1.	Security and Issuer.

The class of equity securities to which this Statement relates is the common stock, par value $0.001 per share (the “Common Stock”), of MedPro Safety Products, Inc., a Delaware corporation (the “Company” or the “Issuer”), with its principal executive offices located at 817 Winchester Road, Suite 200, Lexington, Kentucky 40505.

ITEM 2.	Identity and Background.

(a)-(c) and (f) The names of the persons filing this Statement (the “Reporting Persons”) are: (1) Vision Opportunity Master Fund, Ltd., a Cayman Islands limited company (“Master Fund”); (2) Vision Capital Advisors, LLC, a Delaware limited liability company (“Investment Manager”); (3) Vision Capital Advantage Fund, L.P., a Delaware limited partnership (“VCAF”; and, together with the Master Fund, “Funds”); (4) VCAF GP, LLC, a Delaware limited liability company (“General Partner”); and (5) Adam Benowitz, a United States Citizen (“Mr. Benowitz”).  The General Partner serves as the general partner of VCAF.  The Investment Manager serves as the investment manager of each Fund.  Mr. Benowitz is the Managing Member of the Investment Manager and a managing member of the General Partner.

The principal business of each of the Master Fund and VCAF is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account.  The principal business of the Investment Manager is providing investment management services to the Master Fund, VCAF and other investment vehicles.  The principal business of the General Partner is serving as the general partner of VCAF.  Mr. Benowitz’s principal occupation is serving as the Managing Member of the Investment Manager.

Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, business address and citizenship, (b) present principal occupation or employment, and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each director and executive officer of the Master Fund (the “Directors and Officers”).

(d)–(e) During the last five years, none of the Reporting Persons or, the knowledge of the Reporting Persons, the Directors and Officers, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration

The funds used to acquire the securities described in Item 4 of this Schedule 13D were from working capital of the Funds, and the amount of funds totaled in the aggregate approximately $49,819,001.

Page 7 of 11 Pages

ITEM 4.	Purpose of Transaction.

Board Membership

Mr. Carl Kleidman, an employee of the Investment Manager, was voted to the board of directors of the Issuer at the Issuer’s annual meeting of shareholders that took place on August 2, 2010.

Description of Securities of the Issuer Currently Held by the Reporting Persons

As of August 12, 2010 (the date of filing of this Schedule 13D), the Master Fund and VCAF collectively currently hold the following securities of the Issuer:  (i) 1,939,769 shares of Common Stock; (ii) 6,155,288 shares of Series A Convertible Preferred Stock (“Series A Preferred Stock”) (currently convertible into 6,155,288 shares of Common Stock); (iii) 1,493,779 shares of Series B Convertible Preferred Stock (“Series B Preferred Stock”) (currently convertible into 5,975,116 shares of Common Stock); (iv) 1,571,523 shares of Series C Convertible Preferred Stock (“Series C Preferred Stock”) (currently convertible into 15,715,230 shares of Common Stock); and (v) Common Stock Warrants to purchase 741,672 shares of Common Stock.  The certificate of designation for the Series A Preferred Stock, the Series B Preferred Stock and Series C Preferred Stock each provides that such preferred stock, as applicable, cannot be converted to the extent that after giving effect thereto the beneficial ownership of the Master Fund, VCAF and their affiliates would exceed 9.9% of the Issuer’s then issued and outstanding Common Stock (which restriction in each case can be lifted upon 61 days notice).  The Common Stock Warrants provide that such warrants cannot be exercised to the extent such exercise would result in the holder and its affiliates beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules thereunder) in excess of 9.99% of the then issued and outstanding shares of Common Stock (“Beneficial Ownership Limitation”); provided, however, that upon a holder providing the Issuer with sixty-one (61) days notice (the “Waiver Notice”) that such holder would like to waive the Beneficial Ownership Limitation with regard to any or all shares of Common Stock issuable upon exercise of a Common Stock Warrant, the Beneficial Ownership Limitation will be of no force or effect with regard to all or a portion of the Common Stock Warrant referenced in the Waiver Notice; provided, further, that during the sixty-one (61) day period prior to the applicable expiration date of the Common Stock Warrant the holder may waive the Beneficial Ownership Limitation upon providing the Waiver Notice at any time during such sixty-one (61) day period; and provided, further, that any Waiver Notice during the sixty-one (61) day period prior to the applicable expiration date will not be effective until the last day of the applicable term of the Common Stock Warrant.

General

The Reporting Persons acquired the Issuer’s securities for investment purposes.  Except as set forth herein, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Page 8 of 11 Pages

ITEM 5.	Interest in Securities of the Issuer.

(a)          As of August 12, 2010 (the date of filing of this Schedule 13D), the Master Fund and VCAF, collectively, (i) own 1,939,769 shares of Common Stock, (ii) have the ability to acquire an additional 28,587,306 shares of Common Stock through the exercise or conversion of derivative securities and (iii) thus beneficially own 30,527,075 shares of Common Stock, representing 73.1% of all of the Issuer’s outstanding Common Stock.  The Investment Manager and Mr. Benowitz (and the General Partner with respect to the shares of Common Stock owned by VCAF) may each be deemed to beneficially own the shares of Common Stock beneficially owned by the Master Fund and VCAF.  Each disclaims beneficial ownership of such shares.  The foregoing is based on 13,148,148 shares of Common Stock outstanding as of May 7, 2010, as reported on the Issuer’s Post-Effective Amendment No. 1 to Form S-1 filed on May 28, 2010.  As of August 2, 2010, the Reporting Persons have determined to calculate their beneficial ownership in the Issuer’s Common Stock without regard to the 9.9% and the 9.99% conversion/exercise limitations described in Item 4.

(b)          The Reporting Persons have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 30,527,075 shares of Common Stock reported herein.

(c)          On June 30, 2010, in connection with the Issuer’s draw down of $450,000 from its line of credit with the Master Fund, the Issuer issued (for no additional consideration) the Master Fund Common Stock Warrants to purchase up to 75,002 shares of Common Stock.  On August 5, 2010, in consideration of a $500,000 loan from the Master Fund, the Issuer issued (for no additional consideration) the Master Fund Common Stock Warrants to purchase up to 83,335 shares of Common Stock.  The Common Stock Warrants described herein are included in the description and total of Common Stock Warrants set forth in Item 4 above.  Other than the foregoing, no transactions in the Common Stock have been effected by the Reporting Persons in the last sixty (60) days.

(d)          Not applicable.

(e)          Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed in Items 4 and 7, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit No.	Document

1.	Joint Filing Agreement

2.
Certificate of Designations, Series A Convertible Preferred Stock (incorporated by reference to Exhibit 4.1 to the Issuer’s Amendment No. 1 on Form S-1/A (Reg. No. 333-149163), as filed with the SEC on July 3, 2008)

Page 9 of 11 Pages

3.	Series A Convertible Stock Purchase Agreement dated as of September 5, 2007 (incorporated by reference to Exhibit 4.6 to the Issuer’s Form 10-K, as filed with the SEC on April 18, 2008)

4.	Amendment to Certificate of Designations, Series A Convertible Preferred Stock (incorporated by reference to Exhibit 4.6 to the Issuer’s Form 10-K, as filed with the SEC on March 30, 2009)

5.	Certificate of Designations, Series B Convertible Preferred Stock (incorporated by reference to Exhibit 4.9 to the Issuer’s Form 8-K, as filed with the SEC on August 22, 2008)

6.	Certificate of Designations, Series C Convertible Preferred Stock (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K, as filed with the SEC on March 30, 2009)

7.
Note Purchase Agreement between MedPro Safety Products, Inc. and Vision Opportunity Master Fund, Ltd. dated as of February 8, 2010 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K, as filed with the SEC on February 12, 2010)

8.
Note Purchase Agreement between MedPro Safety Products, Inc. and Vision Opportunity Master Fund, Ltd. dated as of February 26, 2010 (incorporated by reference to Exhibit 10.17 to the Issuer’s Form 10-K, as filed with the SEC on March 30, 2010)

9.	Common Stock Purchase Warrant dated February 26, 2010 (incorporated by reference to Exhibit 10.19 to the Issuer’s Form 10-K, as filed with the SEC on March 30, 2010)

10.
Securities Purchase Agreement between MedPro Safety Products, Inc. and Vision Opportunity Master Fund, Ltd. dated as of April 30, 2010 (including form of 7% Promissory Note and Common Stock Purchase Warrant) (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K, as filed with the SEC on May 7, 2010)

Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 12, 2010

ADAM BENOWITZ
VISION CAPITAL ADVISORS, LLC
VISION OPPORTUNITY MASTER FUND, LTD.
VISION CAPITAL ADVANTAGE FUND, L.P.
VCAF GP, LLC

By:	/s/ Adam Benowitz
Adam Benowitz, for himself, as Managing Member of the Investment Manager, as a Director of the Master Fund, and as authorized signatory of the General Partner (for itself and VCAF)

Page 11 of 11 Pages

SCHEDULE I

The following information sets forth the (a) name, business address and citizenship, (b) present principal occupation or employment and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each of the directors and executive officers of the Master Fund.

MASTER FUND DIRECTORS

Adam Benowitz (US Citizen)
Managing Member
Vision Capital Advisors, LLC (a private investment management firm)
20 West 55th Street, Fifth Floor
New York, New York 10019

Robert Arnott (British/Cayman Citizen)
Box 31695
Grand Cayman KY1-1207
Cayman Islands
Mr. Arnott is a Chartered Accountant and performs consultancy services when required for trust companies, management companies and banks.

Peter Young (Cayman Citizen)
Zephyr House, 5th Floor
122 Mary Street
P.O. Box 1748
Grand Cayman KY1-1109
Cayman Islands
Mr. Young is a Certified Public Accountant currently serving as Executive Vice President of Citi Hedge Fund Services (Cayman) Ltd. (a hedge fund administration firm).

MASTER FUND EXECUTIVE OFFICERS

None.

EXHIBIT INDEX

Exhibit No.	Document

1.	Joint Filing Agreement

2.
Certificate of Designations, Series A Convertible Preferred Stock (incorporated by reference to Exhibit 4.1 to the Issuer’s Amendment No. 1 on Form S-1/A (Reg. No. 333-149163), as filed with the SEC on July 3, 2008)

3.	Series A Convertible Stock Purchase Agreement dated as of September 5, 2007 (incorporated by reference to Exhibit 4.6 to the Issuer’s Form 10-K, as filed with the SEC on April 18, 2008)

4.	Amendment to Certificate of Designations, Series A Convertible Preferred Stock (incorporated by reference to Exhibit 4.6 to the Issuer’s Form 10-K, as filed with the SEC on March 30, 2009)

5.	Certificate of Designations, Series B Convertible Preferred Stock (incorporated by reference to Exhibit 4.9 to the Issuer’s Form 8-K, as filed with the SEC on August 22, 2008)

6.	Certificate of Designations, Series C Convertible Preferred Stock (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K, as filed with the SEC on March 30, 2009)

7.
Note Purchase Agreement between MedPro Safety Products, Inc. and Vision Opportunity Master Fund, Ltd. dated as of February 8, 2010 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K, as filed with the SEC on February 12, 2010)

8.
Note Purchase Agreement between MedPro Safety Products, Inc. and Vision Opportunity Master Fund, Ltd. dated as of February 26, 2010 (incorporated by reference to Exhibit 10.17 to the Issuer’s Form 10-K, as filed with the SEC on March 30, 2010)

9.	Common Stock Purchase Warrant dated February 26, 2010 (incorporated by reference to Exhibit 10.19 to the Issuer’s Form 10-K, as filed with the SEC on March 30, 2010)

10.
Securities Purchase Agreement between MedPro Safety Products, Inc. and Vision Opportunity Master Fund, Ltd. dated as of April 30, 2010 (including form of 7% Promissory Note and Common Stock Purchase Warrant) (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K, as filed with the SEC May 7, 2010)

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of MedPro Safety Products, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing.  In evidence thereof, the undersigned hereby execute this Agreement.

Dated:  August 12, 2010

ADAM BENOWITZ
VISION CAPITAL ADVISORS, LLC
VISION OPPORTUNITY MASTER FUND, LTD.
VISION CAPITAL ADVANTAGE FUND, L.P.
VCAF GP, LLC

By:	/s/ Adam Benowitz
Adam Benowitz, for himself, as Managing Member of the Investment Manager, as a Director of the Master Fund, and as authorized signatory of the General Partner (for itself and VCAF)